February 15, 2005

Pamela Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0409

Washington, D.C. 20549

RE:	ICON Leasing Fund Eleven, LLC (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”)

File No.:         333-121790

Filed:              February 15, 2005

Dear Ms. Long:

The Company has received your comment letter dated January 28, 2005 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 originally filed on December 30, 2004 (the “Registration Statement”). For convenience of reference, each staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. All page references in the Company’s responses are to pages in Amendment No. 1 filed concurrently herewith.

In addition, we have provided to you, Craig Slivka, Dale Welcome and Jeanne Baker a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the above referenced Registration Statement in response to the staff’s comments and otherwise. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

General

1.    Prior to the effectiveness of the company’s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns. Additionally, please ensure that the table setting forth the underwriting compensation contains all items considered by the NASD to be underwriting compensation. Please refer to Item 508(e) of the Regulation S-K.

Response:    Prior to requesting effectiveness, the Company will endeavor to provide you with the “no objections” letter or a phone call from the NASD examiner relating to the Registration Statement. The Company confirms that the underwriting compensation set forth in the Registration Statement complies with the requirements of Item 508(e) of Regulation S-K.

February 15, 2005

2.    Please submit all sales literature to the staff prior to its use, whether it is to be used before or after the registration statement is declared effective. The sales literature is required to present a balanced discussion of the risks and rewards of investing in the fund.

Response:    The Company will be providing to you, under separate cover, all sales literature intended for use with the Registration Statement prior to such sales literature’s first use.

Cover Page

3.    Please disclose the title of the securities you are offering. We note your reference to “shares;” however, please describe the shares as common, preferred or membership units, etc. Provide a brief description of the securities except where the information is clear from the title. Please refer to Item 501(b)(2) of Regulation S-K.

Response:    The cover page of the prospectus has been revised in accordance with your comment. The Company believes that a brief description is not required because the information relating to the securities being offered is clear from the title.

4.    Please disclose whether any national securities exchange or the NASDAQ Stock Market lists your securities and, if applicable, name the particular market, and the trading symbol of your securities. Please refer to Item 501(b)(4) of the Regulation S-K.

Response:    The cover page of the prospectus has been revised in accordance with your comment. Supplementally, the Company informs the staff that its securities are not currently, nor are they contemplated to be, listed or traded on any national securities exchange or the NASDAQ stock market.

5.    In a prominent place on the cover page, please disclose the total number of securities offered pursuant to this prospectus. We note that the table indicates that you will be offering a minimum of 1,200 and a maximum of 200,000 limited liability company membership shares; however, that information is not readily accessible to the reader.

Response:    The cover page of the prospectus has been revised in accordance with your comment.

6.    Please add a risk factor to the bulleted list on the cover page that holders will have limited voting rights and must rely entirely on the manager.

Response:    The cover page of the prospectus has been revised in accordance with your comment. A corresponding change has been made to the Summary risk factors section.

7.    Since the investors’ funds will be held in escrow for what could be a lengthy period of time, please disclose (1) whether interest will be paid to investors when they are admitted to the partnership and (2) if their subscription is rejected, whether their investment will be returned with interest and without deduction.

Response:    The cover page of the prospectus has been revised in accordance with your comment to clarify whether interest will be paid. Supplementally, the Company informs the staff that if a subscription is rejected, it is intended that such rejection would occur either prior to the money having been placed into escrow or very shortly thereafter. In either event, the investor’s funds will be returned without any interest or deductions for escrow expenses.

Investor Suitability and Questions and Answers About this offering, pages 1 and 3

8.    Please add disclosure in this section that investors should not invest funds unless they can afford to have those funds tied up for at least ten years and that this investment is not appropriate for investors seeking to shelter other sources of income from taxation.

Response:    The first paragraph of the section has been revised in accordance with your comment. Please also see the disclosure on pages 6, 7 and 11.

February 15, 2005

Risks Related to Forward-Looking Statements, page 13

9.    Please relocate this section so that it appears after the Risk Factors section.

Response:    The section entitled “Risks Related to Forward-Looking Statements” has been moved to appear following the “Risk Factors” section.

Risk Factors, page 14

10.    The subheadings of some of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. Please see the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999. Refer to the following risk factor subheadings:

•	“A Substantial Portion of the Distributions You will Receive May be a Return of Capital:”

•	“You May Not Receive Any Economic Return From This Investment Nor a Complete Return of All of Your Investment”

•	“You May Not Receive Cash Distributions Every Month”

•	“We Will Not Devote Our Time Exclusively to Managing Fund Eleven”

•	“You Will Have Limited Voting Rights and No Management Authority”

•	“The Assets of Fund Eleven May Be Plan Assets for ERISA Purposes”

Response:    The subheadings have been revised in accordance with your comment. See pages 13, 16, 21 and 22.

11.    In the table that appears at the top of page 15, please indicate the number of years each fund existed prior to liquidation.

Response:    The table has been revised on pages 14 and 38 of the prospectus in accordance with your comment.

12.    Please clarify in the risk factor “You May Incur Tax Liability in Excess of the Cash Distributions You Receive in a Particular Year” that to the extent of any such excess, the payment of such taxes will be out-of-pocket expenses.

Response:    The risk factor has been revised in accordance with your comment.

Fund Eleven Could Incur Losses if a Lessee Defaults on Its Lease…, page 18

13.    We note your statement that you may lease equipment to lessees which have senior debt rated below investment grade. However, please disclose, if true, that you do not require that your lessees have a minimum credit rating before you lease to them.

Response:    The risk factor has been revised in accordance with your comment.

Estimated Use of Proceeds, page 24

14.    The column showing fees and expenses as a percentage of total assets is confusing; please delete it.

Response:    The Company believes that the column showing fees and expenses as a percentage of total assets is material to investors, because the acquisition fees payable to ICON Capital Corp. are paid based upon the

February 15, 2005

total purchase price of the equipment, which includes debt incurred as well as the offering proceeds. If the Company were to disclose only acquisition fees based upon the proceeds of the offering, it would be incomplete disclosure of the potential amount of acquisition fees payable to ICON Capital Corp. The Company has added disclosure to clarify its position in footnote 1 on page 24 of the prospectus and footnote 5 on page 25.

Our Compensation, page 25

15.    Please reconcile your statement on the cover page and elsewhere in the prospectus that you will invest at least 80.71% of the offering proceeds in equipment with your statement that the maximum use of debt to acquire investments will result in maximum front-end fees of 25% of the offering proceeds. Please revise or advise.

Response:    The Company has revised footnote 2 on page 28 and footnote 2 on page 29 of the prospectus to clarify the difference in its ability to collect front-end fees of up to 25% as compared to what it expects, based on its historical operations, to collect.

Management Responsibility, page 33

16.    We note your statement that the Delaware Limited Liability Company Act does not set forth any duties that a manager owes to a limited liability company and to its members and that under this Act, a manager who acts under an LLC Agreement that imposes fiduciary duties will not be liable to the limited liability company or its members when acting in good faith in reliance upon the provisions of the LLC Agreement. Please disclose whether there are any other provisions of Delaware law addressing the fiduciary duties of your managers. If so, please compare the state-law fiduciary standards with the standards as modified by the LLC Agreement. Discuss the specific benefits and detriments to the management resulting from any modification.

Response:    The Company supplementally advises the staff that the Delaware Limited Liability Company Act (the “Delaware Act”) does not impose any fiduciary duties on the manager of a limited liability company. As such, the duties imposed on the manager by the Company’s LLC Agreement are more protective of its members than the Delaware Act requires. The heightened standards created by the Company’s LLC Agreement are an additional imposition to the manager as it creates a duty where there is not one imposed by Delaware law.

17.    Please name the management of ICON Capital Corp. as your promoters. Please refer to Item 404(d)(1) of Regulation S-K and, if applicable, disclose all of the information required by this Item.

Response:    The Company has added disclosure on page 43 of the prospectus in response to your comment.

Plan of Distribution, page 11 and 18

General

18.    We note that subscribers will generally not have the right to withdraw or receive their funds from the escrow account unless and until the offering of Fund Eleven is terminated. Please consider a risk factor addressing this fact.

Response:    The Company has noted the staff’s comments and does not believe that the inability of a subscriber to withdraw its funds from the escrow account unless and until the offering is terminated is any different than any other “best efforts,” minimum-maximum offering. In addition, we disclose in the Summary, Plan of Distribution and Subscription Agreement sections the fact that a subscriber cannot withdraw its funds. The Company has not added a risk factor addressing this issue.

19.    We note that your officers, employees, securities representatives and those of your affiliates and selling broker-dealers may purchase shares. Please confirm, if true, that:

•	no offers were made prior to the filing of the registration statement;

February 15, 2005

•	subsequent offers were made only with the prospectus; and

•	no funds have or will be committed or paid prior to effectiveness of the registration statement.

Response:    The Company confirms that no offers were made prior to the filing of the Registration Statement and all subsequent offers will be made only by means of the prospectus. The Manager of the Company, ICON Capital Corp. may pay or advance organization and offering expenses on behalf of the Company prior to the effectiveness of the Registration Statement but no other funds have been or will be committed or paid prior to the effectiveness of the Registration Statement. To the extent that either the Registration Statement is never declared effective and the Registration Statement is withdrawn or the offering is abandoned or terminated prior to breaking escrow, any of such expenses or other costs paid for by ICON Capital Corp. will remain expenses of ICON Capital Corp. and not the Company.

Segregation of Subscription Payments

20.    We note that each subscriber has the right to cancel his or her subscription for a period of five business days after receiving a final prospectus. We also note that any proceeds from the sale of shares in Fund Eleven which have not been invested or committed for investment within two years after the date of this prospectus, except for reserves and necessary operating capital, will be returned, without interest, to the members in proportion to their respective investments. Please disclose when subscription payments will be returned to subscribers in these circumstances.

Response:    The Company has added disclosure on page 84 of the prospectus in response to your comment.

Escrow Agent; Distribution of Escrow Interest

21.    We note that escrowed funds will be placed in an interest bearing account, and that if you terminate the offering prior to closing the offering, funds will be returned to investors with interest. Please disclose whether this will be less escrow fees. Also, please clarify what happens to the interest if the offering proceeds. For instance, will the interest be added to the subscribers’ deposits and applied to the purchase of additional shares, returned to the subscribers’ in cash, or retained by you as proceeds of the offering?

Response:    The Company has added disclosure on the cover page and pages 12 and 84 of the prospectus in response to your comment. In the event the escrow is released and the offering proceeds, the Company will be entitled to any interest earned on the funds in escrow.

Investment Objectives and Policies. Page 41

Equipment Leasing Industry

22.    We note your statistics regarding the various subsets of the equipment leasing industry. Please place your position in the industry in context by discussing, among other things, the numbers of competitors in each subset, the degree of market fragmentation, and principal methods of competition. Please refer to Item 101(c)(x) of Regulation S-K.

Response:    The Company has deleted this section in its entirety.

23.    If you funded or were affiliated with any of the studies or reports you cite in this section, please disclose this. Please note that if any of the information was prepared by a third party for inclusion in this registration statement, you should file the consent of such party as an exhibit.

Response:    The Company has deleted this section in its entirety.

February 15, 2005

24.    Please update the information in this section to the most recent date practicable.

Response:    The Company has deleted this section in its entirety.

25.    We note that you are including forecasts in this section which appears to be inconsistent with the statement on the cover page of the prospectus that the use of forecasts in the prospectus is prohibited. Please advise.

Response:    The Company has deleted this section in its entirety.

Federal Income Tax Consequences, page 56

26.    Please advise us why this section is in italics. It appears that this section will need to be revised once the opinion from counsel is obtained.

Response:    The Company has revised the text of this section to delete the italics. This section will be revised at such time as the tax opinion has been issued. The Company will provide sufficient time for the staff to review such opinion prior to requesting effectiveness.

ICON Capital Corp. and Subsidiaries Consolidated Balance Sheet at September 30, 2004, page 109

27.    Please indicate on the face of the Consolidated Balance Sheet at September 30, 2004 that the financial statement is “unaudited”. Additionally, please indicate that the Notes to the Consolidated Balance Sheet at September 30, 2004 are also “unaudited.”

Response:    The Consolidated Balance Sheet and corresponding Notes have been revised to indicate the unaudited nature of the statements.

Part II Information Not Required in the Prospectus

Undertakings, page II-2

28.    Please include the undertaking specified in Item 512(f) of Regulation S-K.

Response:    The undertaking specified in Item 512(f) of Regulation S-K is not appropriate for a “best efforts,” “minimum-maximum” offering. Therefore, the Company has not included such undertaking.

February 15, 2005

The Company acknowledges its obligation to provide you with a Tandy letter at the time it requests acceleration of the Registration Statement. In addition, the Company acknowledges its obligations under Rules 460 and 461 of the Securities Act of 1933 and will provide the acceleration request at least two business days prior to the requested effective date.

If you have any questions with respect to any of our responses, please feel free to call me at (540) 372-3979 or Michael A. Reisner, General Counsel of ICON Capital Corp, at (212) 418-4718.

Sincerely,

/s/  Deborah S. Froling

Deborah S. Froling

DSF/jsb

cc:	Michael A. Reisner, Esq.

Thomas G. Voekler, Esq.